Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
Earnings (loss)
Pre-tax loss	$(169,778)	$(112,668)	$(3,502)	$(31,905)	$(19,606)	$(23,962)
Total fixed charges	$25,937	$29,634	$41,932	$65,534	$52,759	$35,454
Total income (loss) before fixed charges	$(143,841)	$(83,034)	$38,430	$33,629	$33,153	$11,492

Fixed Charges
Interest expenses	$25,119	$28,970	$41,397	$65,373	$52,627	$35,287
Assumed interest attributable to rentals	$818	$664	$535	$161	$132	$167
Total fixed charges	$25,937	$29,634	$41,932	$65,534	$52,759	$35,454
Deficiency of earnings available to cover fixed charges	$169,778	$112,668	$3,502	$31,905	$19,606	$23,962
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a	n/a